UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CSS Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-2661	13-1920657
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

450 Plymouth Road, Suite 300, Plymouth Meeting, PA	19462
(Address of principle executive offices)	(Zip Code)

William G. Kiesling Senior Vice President - Legal and Licensing CSS Industries, Inc. 450 Plymouth Road, Suite 300 Plymouth Meeting, PA 19462 610-729-3959
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01 Conflict Minerals Disclosure and Report
Certain of our product lines consist of decorative containers (the “Containers”) made of tin-plated steel formed into a small box, which we may be deemed to contract to be manufactured. Certain Containers are for use as decorative packaging for gift cards, and other Containers are for use as storage boxes for recipe cards, prayer cards or other small items. Tin may be deemed necessary to the functionality or production of these products. Because tin is a “conflict mineral” as defined by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Section 1502”), we were required, under Section 1502, to conduct a reasonable country of origin inquiry with respect to the tin contained in the Containers made during the period covered by this report. Below we describe the reasonable country of origin inquiry that we performed, the results of such inquiry and our determination based on the results of such inquiry.
Conflict Minerals Disclosure
We source the Containers from unrelated, third-party manufacturers in China. The Containers are custom-manufactured to our specifications, which generally address the dimensions of the Containers and the names, logos and/or decorative designs that are printed on the Containers.
For purposes of our reasonable country of origin inquiry, we utilized a survey to collect information from the manufacturers as to the origin of the tin contained in the Containers. For the survey, we utilized the conflict minerals reporting template published by the Responsible Minerals Initiative (“RMI”) founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative.
The manufacturers advised us that the tin contained in the Containers was sourced from certain identified tin smelting facilities located in China. To ascertain the origin of the tin contained in the Containers, we consulted the resources available on the RMI website. RMI has developed a Responsible Minerals Assurance Process ("RMAP"), which the RMI website describes as a voluntary initiative which uses an independent third-party assessment of smelters' management systems and sourcing practices to validate conformance with RMAP standards and current global standards. The RMI website reflects that each of the aforementioned smelters is a participant in RMAP and that each meets the requirements for inclusion in RMI’s list of conformant tin smelters.
Based on the reasonable country of origin inquiry described above, we have no reason to believe that the tin contained in the Containers for the period covered by this report may have originated in the Democratic Republic of the Congo or an adjoining country.
A description of the reasonable country of origin inquiry that we performed, the results of such inquiry and our determination based on the results of such inquiry is available on the corporate governance page of our website at www.cssindustries.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSS Industries, Inc. (Registrant) By: /s/ William G. Kiesling William G. Kiesling Senior Vice President - Legal and Licensing and General Counsel	May 30, 2019 (Date)

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